Exhibit 99.1

NEWS RELEASE                                                                                                OTC BB: VCTPF; CUSIP: 918881103

Vertigro Joint Venture and SGCEnergia Form European Biodiesel Feedstock Company

Brussels, Belgium – July 26, 2007, Vertigro and SGCEnergia, the biofuels division of the SGC Group of Portugal, have agreed to form a joint venture company to produce Vertigro algae biodiesel feedstock. Vertigro is jointly owned by Valcent Products Inc. (“VCTPF”) and Global Green Solutions Inc. (“GGRN”).

The agreement calls for SGCEnergia to build and operate a Vertigro pilot plant near Lisbon, Portugal which will also serve as a research and development facility for Vertigro technology applications and projects in Europe.

Glen Kertz, CEO of Valcent Products Inc. notes “This Joint Venture company is the first of many commercial applications of the Vertigro technologies overseas which will form the basis of rapid development within Europe and Africa.” According to recent Frost and Sullivan research, approximately 9.5 million tonnes (224 million gallons) per year of biodiesel will be required to meet the European Union’s directives that biodiesel become 5.75% of transport fuels.

“We are excited to team up with one of the world’s leading providers of algae-to-biodiesel feedstock technology,” said Vianney Vales, CEO of SGCEnergia. “This agreement is a significant milestone for SGCEnergia’s planned production of second generation biofuels.”

Construction of the pilot plant is slated to begin in late 2007. Under the terms of the agreement, SGC is committed to building additional large commercial-scale facilities in Portugal as well as other countries in Europe. Plants will also be built in Africa. As Vertigro algae thrives on the absorption of carbon dioxide, significantly reducing greenhouse gases, the plants will be constructed near major sources of carbon dioxide emissions.

About Valcent Products, Inc:
Valcent Products Inc. (OTCBB: VCTPF) develops highly innovative consumer and industrial products and processes for global markets. A pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products. All Valcent products and processes have patents or patents pending on integral technologies. For more information, visit: www.valcent.net

Contacts:
Investor Relations Steve McGuire or Gerry Jardine 866.408.0153 or 800.877.1626	Media Relations Nancy Tamosaitis Vorticom Public Relations 212.532.2208 Nancyt@vorticom.com

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